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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Central European Media Enterprises, Ltd.
(Name of Issuer)
Class A Common Stock, par value $0.08 per share
(Title of Class of Securities)
G20045202
(CUSIP Number)
December 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS: Eric Semler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,952,685

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,952,685

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,952,685

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS: TCS Capital GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,932,885

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,932,885

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,932,885

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G20045202

1	NAMES OF REPORTING PERSONS: TCS Capital Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		1,814,379

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,814,379

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,814,379

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13G
     This Amendment No. 3 to Schedule 13G (the “Schedule 13G”), relating to shares of class A common stock, par value $0.08 per share (the “Common Stock”), of Central European Media Enterprises, Ltd., a corporation formed and organized under the laws of Bermuda (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”), and TCS Capital Investments, L.P., a Cayman Islands Exempted Limited Partnership (“TCS Offshore”).
     The Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore; (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”); and (C) shares of Common Stock owned by TCS Offshore. TCS Capital holds 154,105 shares of the Common Stock, TCS Capital II holds 964,401 shares of the Common Stock, TCS Offshore holds 1,814,379 shares of the Common Stock, and TCS Select holds 19,800 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
     Mr. Semler and TCS GP filed Amendment No. 2 to Schedule 13G on January 18, 2006, for their holdings of the Issuer. This Amendment No. 3 is being filed on behalf of Mr. Semler, TCS GP and TCS Offshore to include TCS Offshore as a joint-filer.

Item 1(a)	Name of Issuer.

Central European Media Enterprises, Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Clarendon House, Church Street, Hamilton HM11, Bermuda

Item 2(a)	Name of Person Filing.

TCS Capital GP, LLC; Eric Semler; and TCS Capital Investments, L.P.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

888 Seventh Avenue, Suite 1504, New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen. TCS Capital Investments, L.P., is a Cayman Islands Exempted Limited Partnership.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.08 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

G20045202

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) may be deemed the beneficial owner of 2,932,885 shares of Common Stock, Eric Semler (as the principal of TCS Capital GP, LLC and TCS Select GP, LLC) may be deemed the beneficial owner of 2,952,685 shares of Common Stock, and TCS Capital Investments, L.P. is the beneficial owner of 1,814,379 shares of Common Stock.

(b)	TCS Capital GP, LLC may be deemed the beneficial owner of 8.5% of the outstanding shares of Common Stock, Eric Semler may be deemed the beneficial owner of 8.6% of the outstanding shares of Common Stock and TCS Capital Investments is the beneficial owner of 5.3% shares of Common Stock. These percentages are determined by dividing 2,932,885, 2,952,685 , and 1,814,379 respectively, by 34,412,138, the number of shares of Common Stock issued and outstanding as of November 6, 2006, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

(c)	As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 2,932,885 shares of Common Stock. As the principal of TCS Capital GP, LLC and TCS Select GP, LLC, Eric Semler has the sole power to vote and dispose of the 2,952,685 shares of Common Stock. TCS Capital Investments, L.P. has the sole power to vote and dispose of 1,814,379 shares of Common Stock that it holds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated December 28, 2006 between TCS Capital Investments, L.P., TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 28, 2006

TCS Capital GP, LLC
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.08 per share, of Central European Media Enterprises, Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 28, 2006.

TCS Capital GP, LLC
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, general partner

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler